[American International Group, Inc.]
October 8, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler

Re:	American International Group, Inc. —
Registration Statement on Form S-4
Dear Mr. Riedler:
               On behalf of American International Group, Inc. (“AIG”), I am transmitting for filing under the Securities Act of 1933, as amended, a Registration Statement on Form S-4 relating to up to 7,348,942 shares of AIG’s common stock, par value $2.50 per share, which AIG plans to offer in exchange, plus up to $243,564,496 in cash, for up to 74,480,000 of its outstanding Equity Units consisting of Corporate Units.
               AIG has sent a wire transfer to the account of the Securities and Exchange Commission with US Bank in the amount of $45,511 for the registration filing fee and has received confirmation of its receipt.
               Please direct any questions or comments regarding this filing to the undersigned at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon

cc:	Robert W. Reeder III
Ann Bailen Fisher
Glen T. Schleyer
(Sullivan & Cromwell LLP)